FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

June 9, 2006

Minco Silver Corporation announces the appointment of Mr. Mark Orsmond as Vice President Finance and Corporate Development subject to regulatory approval and the resignation of Mr. Robert S. Tyson as Investor Relations Manager.

2.

Exhibits

2.1

News Release dated June 9, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/William Meyer

Date:    June 9, 2006

William Meyer

Chairman & Director

Exhibit 2.1

TSX: MSV
For Immediate Release	June 9, 2006

NEWS RELEASE

APPOINTMENT AND RESIGNATION OF OFFICERS

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX:MSV) is pleased to announce that the company has the appointment of Mr. Mark Orsmond as the Company’s Vice President Finance and Corporate Development subject to regulatory approval.

Mr. Orsmond holds a Bachelor of Commerce Degree in Accounting Science from the University of South Africa (B.Compt) and in 1997 became a member of The Institute of Certified Public Accountants of South Africa. In 2004, Mr. Orsmond became a member of Institute of Chartered Secretaries of Canada (CISA), and in 2005, he became a member of the Professional Logistics Institute (P.Log).  Since immigrating to Canada in March 2000, Mr. Orsmond has taken on a number of contract CFO and corporate finance assignments for both private and public-traded companies. Mr. Orsmond has also spent approximately three years working as a contracted management consultant for BC Hydro.  Mr. Ormond also holds the office of Vice President Finance and Chief Financial Officer of Minco Mining & Metals Corporation.  The Company also acknowledges the resignation of Mr. Robert S. Tyson as Investor Relations Manager and wishes to thank Mr. Tyson for his contributions and direction to the Company during his tenure.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM/AMEX:MMK) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Byron Cox at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“William Meyer”

Chairman

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.